Filed by InterPrivate III Financial Partners Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: InterPrivate III Financial Partners Inc.

Commission File No.: 001-40151

Aspiration Reports Third Quarter 2021 Results

– Total Revenue of $27.3 Million, Increased 645% Year-Over-Year –

– Generated Gross Profit of $21.5 Million, Representing a 1,178% Year-Over-Year Increase –

– YTD September 2021 Revenue of $62.1 Million Compared to $9.3 Million for the First Three

Quarters of 2020, a 570% Year-Over-Year Increase –

– Definitive Merger Agreement with InterPrivate III Financial Partners Inc. Expected to Close in

First Quarter of 2022 –

November 30, 2021 05:24 PM Eastern Standard Time

LOS ANGELES—(BUSINESS WIRE)—Aspiration Partners, Inc. (“Aspiration” or the “Company”), a global leader in Sustainability as a Service solutions for consumers and companies, today reported financial results for the third quarter ended September 30, 2021. On August 18, 2021, Aspiration and InterPrivate III Financial Partners Inc. (NYSE: IPVF) (“InterPrivate III”), a publicly-traded special purpose acquisition company, entered into a definitive merger agreement that will result in Aspiration becoming a publicly listed company. Upon closing of the transaction, the company will be named Aspiration, Inc., and trade under the new ticker symbol “ASP.”

“Our strong results for the third quarter of 2021 and year-to-date continue the enormous growth we’ve seen as we help people and businesses embed climate change-fighting actions into what they do every day,” stated Andrei Cherny, Chief Executive Officer and Co-Founder of Aspiration. “Aspiration is truly unique and will be the first sustainability-driven financial services company in the public market. Year-to-date through the end of September 2021, Aspiration customers have funded the planting of over 30 million trees. Given the fast-moving, and much-needed, global shift toward sustainability and focus on ESG, we are confident in Aspiration’s leadership position and our ability to continue to outperform. We continue to be fortunate to partner with the InterPrivate team in our mission to deliver sustainability to our customers while continuing to drive shareholder value.”

“We are pleased with Aspiration’s strong financial performance and important strategic achievements in the third quarter. We look forward to completing our business combination in the first quarter of 2022,” said Ahmed Fattouh, Chairman and CEO of InterPrivate III.

Third Quarter 2021 Financial Highlights

Financial Overview	Three Months Ended September 30,
$ in Millions	2021	2020	% Change
Revenue	$27.3	$3.7	645%
Gross Profit	$21.5	$1.7	1,178%
Adjusted EBITDA[1]	$(16.9)	$(17.5)	3%

•	Total revenues were $27.3 million, up 645% from $3.7 million in the third quarter of 2020, and up 22% compared to $22.4 million in the prior quarter driven primarily by growth in depository accounts.

•	From a mix perspective, 33% of total revenues were generated from Consumer Financial Services, 15% from Consumer ESG Services, with the remaining 52% from Enterprise ESG Services.

•

Gross profit was $21.5 million, up 1,178% from $1.7 million in the third quarter of 2020, and up 25% from $17.2 million in the prior quarter. The gross margin expanded to 79% from 46% for the year-ago quarter reflecting enhanced scale and ongoing operating leverage.

•	Adjusted EBITDA before marketing expense was $5.6 million compared to a loss of $12.2 million for the third quarter of 2020, and up 54% from $3.6 million in the prior quarter.

•	Investment in marketing totaled $22.5 million, up from $5.3 million in the prior-year quarter, reflecting ongoing initiatives to expand members and funded accounts across products.

Year-to-Date 2021 Financial Highlights

•

Total revenues were $62.1 million, up 570% from $9.3 million through the first three quarters of 2020, driven by the increase in total funded accounts and introduction of new products including Enterprise ESG services.

•	Overall, 31% of total revenues were generated from the Consumer Financial Services segment, 15% from Consumer ESG Services and the remaining 54% from Enterprise ESG Services.

•

Gross profit was $47.7 million, translating into a 77% margin, versus $2.8 million, representing a 30% margin, for the year-to-date period ending September 30, 2020. Margin expansion was primarily driven by introduction of new products and efficiencies gained in the existing product lines.

•	Adjusted EBITDA before marketing expense totaled $6.2 million compared to a loss of $26.4 million for the first nine months of 2020.

•	Through September, investment in marketing increased from $9.7 million in 2020 to $81.6 million in 2021 driving strong growth in total members and funded accounts.

Recent Business Developments

•

September 2021 – Aspiration and the LA Clippers announced a multi-year partnership that designates the world’s leader in sustainability as a service solutions for consumers and companies as the first Founding Partner of Intuit Dome, the future home of the Clippers. The partnership sets a new standard for social responsibility in sports by building the first climate positive arena and committing to programs that will make a difference in the fight against climate change.

•

October 2021 – Aspiration announced the launch of the Aspiration Zero card, the world’s first credit card built to combat the climate crisis. With every swipe of the Aspiration Zero card, members are able to plant up to two trees to reduce their individual carbon footprint.

•

November 2021 – Aspiration announced a partnership with Hanwha Life Insurance Company and Hanwha Solutions, two subsidiaries of Hanwha Group, to bring Aspiration’s sustainability solutions, global reforestation program, and verified carbon offsets to the South Korean market.

•

November 2021 – Aspiration signed a strategic partnership agreement with Qatar Free Zones Authority (QFZA) and Doha Venture Capital (DVC) to expand access to sustainability services in the region, in line with QFZA’s efforts to develop the world’s first net zero free zones. As part of the agreement, Aspiration will set up operations in Qatar Free Zones to deliver sustainability services, carbon neutrality solutions, and green financial solutions to customers in the Free Zones, Qatar, and across the Middle East and North Africa.

•	November 2021 – Established partnership with global financial technology platform Intuit to provide sustainability solutions to its customers using Plant Your Change.

Financial Outlook

The following table summarizes Aspiration’s financial outlook for the full year 2021 period:

$ in Millions	2021
Revenue	$98
Gross Profit	$76
Marketing Expense	$125
Adjusted EBITDA[1]	$(110)
Revenue Growth vs. 2020	565%

Non-GAAP Financial Measures

This press release discusses Adjusted EBITDA which is a measure that is not prepared and presented in accordance with GAAP. We define Adjusted EBITDA as net income (loss), adjusted to exclude (i) interest expenses relating to credit facilities and convertible notes, (ii) provision for (benefit from) income taxes, (iii) depreciation and amortization and (iv) stock-based compensation expense. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. We believe that the use of Adjusted EBITDA provides useful information to investors and others in understanding and evaluating Aspiration’s results of operations, as well as providing a useful measure for period-to-period comparisons of Aspiration’s business performance. Adjusted EBITDA should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. The following table presents a reconciliation of net income (loss), the most directly comparable GAAP measure, to Adjusted EBITDA.

Reconciliation of Net Income (Loss) to Adjusted EBITDA1 Reconciliation

(in millions):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net income (loss)	$(58.6)	$(18.1)	$(165.0)	$(38.9)
Add:
Interest expense	3.0	0.2	8.1	0.7
Provision for (benefit from) income taxes	—	—	—	—
Depreciation and amortization	1.1	0.7	2.9	2.0
EBITDA (non-GAAP)	$(54.6)	$(17.2)	$(154.0)	$(36.1)
Share-based compensation	0.8	0.2	42.3	0.8
Other (income) expense	36.8	(0.5)	36.3	(0.8)
Adjusted EBITDA (non-GAAP)	$(16.9)	$(17.5)	$(75.4)	$(36.2)

[1]

Adjusted EBITDA is not a measure defined under generally accepted accounting principles in the United States (“GAAP”). We believe Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our results of operations, as well as provides a useful measure for period-to-period comparisons of our business performance. For further information about how we calculate Adjusted EBITDA, see “Non-GAAP Financial Measures.”

About Aspiration Partners, Inc.

Aspiration is a leading platform to help people and businesses put automated sustainable impact into their hands and integrate it into their daily lives. Aspiration has earned the trust of its more than 5 million members by helping them spend, save, shop, and invest to both “Do Well” and “Do Good.” Aspiration Partners, Inc. is a certified B Corp. Headquartered in Marina del Rey, CA, Aspiration Partners Inc. is backed by investors including Alpha Edison, AGO, Capricorn Investment Group, Allen & Company, Flourish Ventures, Social Impact Finance, Deep Field Asset Management, Joseph Sanberg, Alex Pomeroy, Glenn “Doc” Rivers, Orlando Bloom, Leonardo DiCaprio, Cindy Crawford, Kaia Gerber, and Robert Downey Jr.’s Footprint Coalition Ventures.

For more information, visit Aspiration.com or Aspiration.com/business.

About InterPrivate III Financial Partners Inc.

InterPrivate III Financial Partners Inc., led by Ahmed Fattouh, Sunil Kappagoda, and Nicholaos Krenteras, is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. While the Company may pursue initial business combination targets in any industry, the Company expects to pursue targets in the financial services industry with a particular focus on tech-enabled companies, with a focus on target companies with an enterprise value of $1 billion or more. InterPrivate III’s Board of Directors includes globally recognized financial services leaders including former BankOne Chairman, John McCoy; former Lucent and Verifone Chairman, Rich McGinn; and Pine Brook founder and former Warburg Pincus Vice Chairman, Howard Newman.

About InterPrivate Capital

InterPrivate Capital is a private investment firm that invests on behalf of a consortium of family offices. The firm’s unique independent co-sponsor structure provides its investors with the deep sector expertise and transaction execution capabilities of veteran deal-makers from the world’s leading private equity and venture capital firms. Affiliates of InterPrivate Capital act as sponsors, co-sponsors and advisors of special purpose acquisition companies (“SPACs”), and manage a number of investment vehicles on behalf of its family office co-investors that participate in private and public opportunities, including PIPE investments in support of the firm’s sponsored business combinations. For more information regarding InterPrivate Capital, please visit www.interprivate.com. For more information regarding InterPrivate’s SPAC strategy, please visit www.ipvspac.com.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) involving InterPrivate III Financial Partners Inc. (“InterPrivate III”) and Aspiration Partners, Inc. (“Aspiration”), InterPrivate III intends to file a registration statement, which will include a preliminary proxy statement/prospectus, with the SEC. The proxy statement/prospectus will be sent to stockholders of InterPrivate III. This press release is not a substitute for the proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASPIRATION, INTERPRIVATE III, THE PROPOSED TRANSACTION AND RELATED MATTERS. The documents filed or that will be filed with the SEC relating to the Proposed Transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from InterPrivate III upon written request at InterPrivate III Financial Partners Inc., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the Proposed Transaction and shall not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, InterPrivate III, Aspiration, and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction under the rules of the SEC. Information about InterPrivate III’s directors and executive officers and their ownership of InterPrivate III’s securities is set forth in filings with the SEC, including InterPrivate III’s final prospectus used in connection with its initial public offering, which was filed with the SEC on March 9, 2021. To the extent that holdings of InterPrivate III’s securities have changed since the amounts included in InterPrivate III’s final prospectus used in connection with its initial public offering, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the participants will also be included in the proxy statement/prospectus, when it becomes available. When available, these documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Aspiration’s industry and market sizes, future opportunities for InterPrivate III, Aspiration and the combined company, InterPrivate III’s and Aspiration’s estimated future results and the Proposed Transaction, including the implied equity value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the Proposed Transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed or that will be disclosed in InterPrivate III’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) inability to complete the Proposed Transaction or, if InterPrivate III does not complete the Proposed Transaction, any other business combination; (2) the inability to complete the Proposed Transaction due to the failure to meet the closing conditions to the Proposed Transaction, including the inability to obtain approval of InterPrivate III’s stockholders, the inability to consummate the contemplated PIPE financing, the failure to achieve the minimum amount of cash available following any redemptions by InterPrivate III stockholders, the failure to meet the NYSE listing standards in connection with the consummation of the Proposed Transaction, or the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (3) costs related to the Proposed Transaction; (4) a delay or failure to realize the expected benefits from the Proposed Transaction; (5) risks related to disruption of management time from ongoing business operations due to the Proposed Transaction; (6) the impact of the ongoing COVID-19 pandemic; (7) the risk that Aspiration may not be able to execute its growth strategies or achieve and maintain profitability; (8) the uncertainty of Aspiration’s projected financial information; (9) changes regarding the development of the sustainability industry, the markets that Aspiration targets, customer demand and the ability of Aspiration to maintain and enhance its brand; (10) changes in the highly competitive market in which Aspiration competes, including with respect to its competitive landscape, rapid technological change or regulatory changes; (11) uncertainties surrounding Aspiration’s expansion of products and service offerings; (12) the ability of Aspiration to maintain strategic relationships and execute on strategic transactions; (13) extensive governmental regulation and scrutiny applicable to Aspiration and its subsidiaries, including as a result of certain of its subsidiaries being subject to SEC and FINRA rules and net capital requirements; (14) the ability of Aspiration to adhere to legal requirements with respect to the protection of personal data and privacy laws; (15) cybersecurity risks, data loss and other breaches of Aspiration’s network security and the disclosure of personal information; (16) the risk of regulatory lawsuits or proceedings relating to Aspiration’s products or services; (17) the risk that Aspiration is unable to secure or protect its intellectual property; (18) the limited experience of Aspiration’s management in operating a public company; (19) underlying assumptions and data with respect to Aspiration’s key performance indicators and other business metrics that may be (or may be perceived to be) inaccurate; (20) the risk that Aspiration may not be able to develop and maintain effective internal controls; (21) the outcome of any legal proceedings that may be instituted against InterPrivate III, Aspiration or any of their respective directors or officers following the announcement of the Proposed Transaction; and (22) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about InterPrivate III and Aspiration or the date of such information in the case of information from persons other than InterPrivate III or Aspiration, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Aspiration’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.